SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CAAS 409, Presidente Vargas Ave. –11th floor; Zip Code: 22210-030 Rio de Janeiro - RJ Tel.: +55 21 2514-5641

CERTIFICATE MINUTES OF THE SEVEN HUNDRED NINETY-EIGHTH DIRECTOR’S

MEETING OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A – ELETROBRAS

NIRE (Company Register Identification Number) 53300000859/CNPJ (Brazilian Register of Corporate Taxpayer) no. 00001180/0001-26

I hereby certify, for the due purposes, that, on March nine of the year two thousand and eighteen, Eletrobras’ Board of Directors met virtually, through the collection of electronic votes. The chairman of the meeting was JOSÉ GUIMARÃES MONFORTE, with the attendance of the board members WILSON FERREIRA JR., JOSÉ PAIS RANGEL, CARLOS EDUARDO RODRIGUES PEREIRA, VICENTE FALCONI CAMPOS, ARIOSTO ANTUNES CULAU and ESTEVES PEDRO COLNAGO JUNIOR. RESOLUTION: DEL-036/2018. Approval of new general conditions for judicial settlement with Eletropaulo. RES-123 dated 03.06.2018. The Board of Directors of Centrais Elétricas Brasileiras S.A. Eletrobras, exercising the power conferred upon it, in accordance with the decision of the Executive Board and based on the documents below, RESOLVED: ➢ Report to the Executive Board no. PR-050, dated 03.06.2018; ➢ Executive Summary no. PR-01, dated 03.06.2018; approve the following general conditions to compose the transaction instrument between Eletrobras and Eletropaulo: ➢ Eletropaulo undertakes to pay to Eletrobras the minimum amount of one billion, four hundred million reais (BRL 1,400,000,000.00), in order to settle the debt arising from contract ECF-1046/86, object of the collection procedure, which is currently being liquidated, under the following conditions: • base date: 01.31.2018; • installments: Five (05) annual installments from April/18 or the month following the judicial ratification of the agreement according to the following rule: • 1st Installment: Two hundred and fifty million reais (BRL 250 million); • 2nd Installment: Three hundred million Reais (BRL 300 million); • 3rd Installment: Three hundred million Reais (BRL 300 million); • 4th Installment: Three hundred million Reais (BRL 300 million); • 5th Installment: Two hundred and fifty million reais (BRL 250 million); • update: CDI (Interbank Deposit Certificate)+1% applied since the base date of February 1, 2018; • guarantee: receivable through a collection account with Banco Bradesco, where an average of BRL 120 million is circulated per month until the full settlement of the total debt; 2. approve the execution of the Transaction Instrument and the Agreement for Fiduciary Assignment of Receivables and Provision of Depositary Services, in the form of the minutes attached to the Report; 3. delegate powers to the Executive Board of Eletrobras to change the instruments set forth in item 2, provided that the general conditions set forth in item 1 of this Resolution are respected; 4. delegate powers to Eletrobras' Chief Executive Officer and Chief Financial Officer and Relations with Investors of Eletrobras to sign the instruments set forth in item 2; 5. It is revoked the Resolution no. 022 dated 02.05.2018; 6. determine that the Legal Superintendence - DJJ, the Corporate Finance Superintendency - DFF, the General Secretariat - PRGS and the Governance Secretariat of the Board of Directors - CAAS, each within its scope of action, adopt the necessary measures to comply with this Resolution. There being no futher business, the Chairman of the Board of Directors closed the proceedings and determined that this certificate was drawn up, which, after being read and approved, was signed by me CLAUDIA CASIUCH, Governance Secretary of the Incumbent Board, which I executed.

Rio de Janeiro, March 15, 2018.

CLÁUDIA CASIUCH Governance Secretary of the Incumbent Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.